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Registration Statement No.: 333-104887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT
OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A
TRUSTEE PURSUANT TO SECTION 305(b)(2) ☒

DEUTSCHE BANK TRUST COMPANY AMERICAS
(formerly BANKERS TRUST COMPANY)
(Exact name of trustee as specified in its charter)

NEW YORK (Jurisdiction of Incorporation or organization if not a U.S. national bank)	13-4941247 (I.R.S. Employer Identification no.)
60 WALL STREET NEW YORK, NEW YORK (Address of principal executive offices)	10005 (Zip Code)

Deutsche Bank Trust Company Americas
Attention: Will Christoph
Legal Department
1301 6th Avenue, 8th Floor
New York, New York 10019
(212) 469-0378
(Name, address and telephone number of agent for service)

SLM Funding LLC (Exact name of Registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	52-0974271 (IRS Employer Identification No.)
11600 Sallie Mae Drive MDC V1764 Reston, VA 20193 703-810-7585 (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

SLM Student Loan Trusts
Student Loan Backed Securities
(Title of the Indenture securities)

Item 1. General Information.

        Furnish the following information as to the trustee.

  (a)
  Name and address of each examining or supervising authority to which it is subject.

Name	Address
Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY
(b)
Whether it is authorized to exercise corporate trust powers.

    Yes.

Item 2. Affiliations with Obligor.

        If the obligor is an affiliate of the Trustee, describe each such affiliation.

        None.

Item 3. -15. Not Applicable

Item 16. List of Exhibits.

Exhibit 1-	Restated Organization Certificate of Bankers Trust Company dated
August 6, 1998,
Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998,
Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002, copies attached.
Exhibit 2-	Certificate of Authority to commence business—Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 33-21047.
Exhibit 3-	Authorization of the Trustee to exercise corporate trust powers—Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 33-21047.
Exhibit 4-	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002, copy attached.
Exhibit 5-	Not applicable.
Exhibit 6-	Consent of Bankers Trust Company required by Section 321(b) of the Act—Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 22-18864.
Exhibit 7-	The latest report of condition of Deutsche Bank Trust Company Americas dated as of September 30, 2003. Copy attached separately.
Exhibit 8-	Not Applicable.
Exhibit 9-	Not Applicable.

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SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 15thth day of April 2004.

DEUTSCHE BANK TRUST COMPANY AMERICAS
/s/ MICHELE H.Y. VOON By: Michele H.Y. Voon Title: Assistant Vice President

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